Exhibit 99.15

ENGLISH TRANSLATION OF MERGER TERMS AND CONDITIONS

IMPORTANT INFORMATION

Subject to shareholder approval and satisfaction of other conditions precedent, Chilectra Americas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Americas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

The following is an English translation of the original Spanish language document which has been prepared solely for informational purposes only, has no legal effect and should not be relied upon. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

Terms and conditions of merger by “absorption” of Endesa Américas S.A. and

Chilectra Américas S.A. into Enersis Américas S.A.

In accordance with the provisions of Article 155, item (a) of the Chilean Companies Regulations, this document contains the terms and conditions of the proposed merger between Enersis Américas S.A. (“Enersis Américas”), Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”), by which (i) Enersis Américas, as “absorbing” entity, will acquire its subsidiary companies Endesa Américas and Chilectra Américas; Endesa Américas and Chilectra Américas would be dissolved without need for winding-up; and (iii) Enersis Américas would succeed to all their rights and obligations(the “Merger”). This document, along with other documentation specified in Law No. 18,046, the Chilean Companies Act, (the “Companies Act”), its Regulations and General Regulation No. 30 of the Superintendence of Securities and Insurance (“SVS”), must be approved by the respective shareholders at extraordinary shareholders’ meetings of each of the aforesaid companies.

Surviving company:

Enersis Américas, a publicly held corporation registered in the Securities Register of the SVS under No. 175, Tax ID 94.271.000-3, organized by notarial instrument dated June 19, 1981, executed at the Notary Office in Santiago by Mr. Patricio Zaldívar Mackenna. An excerpt of said instrument is registered on page 13,099 No. 7,269 of the Commercial Register of Santiago for the year 1981 and was published in the Diario Oficial on July 23, 1981.

Disappearing companies:

(a) Endesa Américas, a publicly held corporation registered in the Securities Register of the SVS under No. 1138, Tax ID 76.536.351-9, organized by notarial instrument dated January 11, 2016, executed at the Notary Office in Santiago by Mr. Pedro Sadá Azar. An excerpt of said instrument is registered on page 4,284 No. 2,568 of the Commercial Register of Santiago for the year 2016 and was published in the Diario Oficial on January 20, 2016.

(b) Chilectra Américas, a publicly held corporation registered in the Securities Register of the SVS under No. 1137, Tax ID 76.532.379-7, organized by notarial instrument dated December 24, 2015 executed at the Notary Office in Santiago by Mr. Osvaldo Pereira González. An excerpt of said instrument is registered on page 916 No. 473 of the Commercial Register of Santiago for the year 2016 and was published in the Diario Oficial on February 22, 2016.

Merger type:

Enersis Américas would merge by “absorption” with its subsidiary companies Endesa Américas and Chilectra Américas, which would be dissolved without winding-up. Enersis Américas would succeed to all the rights and obligations of Endesa Américas and Chilectra Américas.

Subject to the terms and conditions set forth below, all actions, procedures and formalities set out in the Companies Act and its Regulations for approval of the Merger will be carried out by the shareholders at each of the extraordinary meetings of shareholders of the merging companies. Moreover, and prior to the approval of the Merger, the shareholders at the aforementioned extraordinary shareholders’ meetings must approve, in accordance with the terms of Title XVI of the Companies Act, the related parties transaction aspect (“RPT”) of the Merger proposal.

The shareholders’ meetings of the merging companies will be held on the same date.

The minutes from each of the Merger meetings shall be converted into their own notarial instrument, and an extract shall be prepared for each of these notarial instruments.

Objectives and expected benefits:

The objectives and expected benefits of the Merger for each of Enersis Américas, Endesa Américas and Chilectra Américas include the following:

(a) It will be possible to align all investment interests in both generation and distribution in Latin America.

(b) Shareholders will benefit from a simpler structure with greater visibility, eliminating cross-holdings.

(c) Greater efficiency and agility will be obtained for decision-making processes along with a reduction in costs and elimination of potential conflicts of interest.

The above objectives and expected benefits are without prejudice to any other objectives and expected benefits that each of the entities participating in the Merger may present to its shareholders and the marketplace, in accordance with law.

Background of the Merger

The following form part of the background of the proposed Merger:

(a) The commitment by Enel S.p.A. (“Enel”), the controlling stockholder of Enersis Américas, as set forth in a letter dated November 23, 2015, and subject to the completion of the corporate reorganization (of which the Merger is part), in summary, consisting of: (i) the negotiation of a joint venture agreement to invest in non-conventional renewable energy production projects with Endesa Chile S.A. (“Endesa Chile”); and (ii) the commitment that while Enel Iberoamérica S.L. remains the majority shareholder of Enersis Américas and Enersis Chile, these companies will be the Enel Group’s sole investment vehicles in South America and Chile, respectively, in the fields of generation, distribution and sale of electric energy, except for renewable energy investments developed by Enel or any other company within the Enel group as of such date, taking into account what has been previously set forth in subparagraph (i) above.

(b) The commitment by Enersis Américas that, unless significant adverse supervening events advise against it from a corporate interest point of view, Enersis Américas will conduct a public tender offer (oferta pública de adquisición de valores) (the “OPA”) for all of the shares and American Depository Receipts (ADRs) of Endesa Américas not owned by Enersis Américas for a price of Ch$ 300 per share, subject to the terms and conditions that will be disclosed at the time the OPA is made.

(c) Enersis América’s declared intention to negotiate in good faith the terms of an agreement with Endesa Chile, under which Enersis Américas will indemnify Endesa Chile for certain duly verified tax costs incurred by Endesa Chile as a result of the spin-off of Endesa Américas, to be compensated by Enersis Américas.

Conditions precedent:

The Merger would be subject to the fulfillment of the following conditions precedent (hereinafter, the “Conditions Precedent”):

(A) (i) That the withdrawal rights exercised by the shareholders of Enersis Américas in connection with the Merger do not exceed 10% of the issued voting shares of said corporation; and moreover that the withdrawal rights of Enersis Américas shareholders do not result in any shareholder exceeding the maximum shareholding concentration limit of 65% of the shares of Enersis Américas as of the deadline to exercise merger dissenters’ withdrawal rights, considering, for such purposes, the number of shares into which the new share capital of Enersis Américas to be approved will be divided in accordance with the section titled “Capital Increase” in this document;

(ii) That the withdrawal rights exercised by the shareholders of Endesa Américas in connection with the Merger do not exceed 10% of the voting shares issued for each company; or

(iii) That the withdrawal rights exercised by the shareholders of Chilectra Américas in connection with the Merger do not exceed 0.91% of the voting shares issued for each company.

(B) If one or more of the events described in numerals (i), (ii) or (iii) above occurs within the 60 days of the date of the respective shareholders’ meetings that approve the merger, the shareholders of each of the merging companies may agree at a subsequent shareholders’ meeting that the merger will take effect notwithstanding the effects resulting from the occurrence of any one of said events.

Amendments to the bylaws of the surviving company:

The bylaws of Enersis Américas will be amended with the sole purpose of (a) changing the name of the company to Enel Américas S.A., and it will be clarified that it is a publicly traded company; (b) changing the company’s corporate purpose in order to incorporate Enersis Américas related companies and affiliates as potential recipients of its services; (c) increasing its capital stock in accordance with the section titled “Capital Increase” in this document; and (d) nullifying all transitory provisions in the bylaws due to expiration of their applicable period and adding a new Transitory Article One concerning the status of subscription and payment of capital stock after the Merger.

Additionally, new consolidated bylaws of Enersis Américas will be executed which will include the amendments set forth above.

Significant changes after the closing date of the post-merger pro-forma statement of financial position:	Shareholders, at the respective shareholders’ meetings deciding on the Merger, will be informed of any significant changes to their asset, liability or equity accounts that have occurred after the closing date of the post-merger unaudited pro-forma consolidated statement of financial position included in the respective appraisal report.
Capital increase:

For purposes of the Merger, a proposal will be made to the shareholders of Enersis Américas to approve a capital increase (the “Capital Increase”) in the amount of Ch$ 1,046,470,167,544, through the issuance of 9,232,202,625 new registered shares of a single series and with no par value, which will be fully subscribed and paid through the incorporation of the equity of the companies that are being absorbed. For purposes of this subscription and payment, there will be included shareholding capital that Enersis Américas currently owns both in Endesa Américas and Chilectra Américas (“Current Shares”), which such shares will become ineffective as a result of the Merger.

Merger exchange ratio:

The appraisal reports prepared by Mr. Pablo D’Agliano, Colin Becker and Emilio Venegas Valenzuela, all issued on August 5, 2016, commissioned by the boards of directors of Enersis Américas, Endesa Américas and Chilectra Américas, respectively, were reviewed.

A proposal will be made for the shareholders of Endesa Américas to receive 2.8 new shares of Enersis Américas for each share of Endesa Américas they hold; and for the shareholders of Chilectra Américas to receive 4 new shares of Enersis Américas for each share of Chilectra Américas they hold.

Date on which the Merger will take effect:

Upon satisfaction of the Conditions Precedent the agents appointed by the Boards of Directors of Enersis Américas, Endesa Américas and Chilectra Américas shall grant a single declaratory public deed, notifying about the compliance with said Precedent Conditions; said public deed shall be titled “Deed of Compliance with Merger Conditions”. The Merger shall take effect as of the first day of the calendar month following the month in which the aforementioned Deed of Compliance with Merger Conditions is granted. The foregoing is without prejudice to timely compliance with the registration in the relevant Commercial Registry and publication in the Official Gazette of the corresponding extracts, either prior to or after granting the Deed of Compliance with Merger Conditions. Once the Merger has entered into effect, it will be timely informed to the SVS and to the market as an essential fact.

Effects of the Merger:

The Merger, subject to the resolutions of the shareholders at the respective extraordinary shareholders’ meetings deciding on the Merger, will produce the following effects:

(a) Incorporation into Enersis Américas of all equity (assets and liabilities) of Endesa Américas and Chilectra Américas, with Enersis Américas succeeding to all their rights and obligations.

(b) For the purposes of the provisions of Article 69 of the Tax Code, Enersis Américas, in its capacity as surviving company and legal successor of Endesa Américas and Chilectra Américas, will be liable and will undertake to pay all taxes owed now or in the future by Endesa Américas and Chilectra Américas, according to the termination of business activities balance sheets to be prepared by Endesa Américas and Chilectra Américas under the code cited above.

(c) Endesa Americas and Chilectra Americas will be dissolved by operation of law on the date on which the Merger takes effect, in accordance with the provisions contained herein, and this dissolution will occur without need for winding-up, since their shareholders will become shareholders of Enersis Américas.

(d) the bylaws of Enersis Américas will be amended as described in the section titled “Amendments to the bylaws of the surviving company” above.

(f) An account will be given of the resolutions concerning related party transactions referred to in Title XVI of the Companies Act carried out since the last shareholders’ meeting, pursuant to Article 147 item 3 of the Companies Act.

(g) The shareholders at the extraordinary shareholders’ meetings will request the Board of Directors of Enersis Américas, upon execution of the Deed of Compliance with Merger Conditions, and as soon as possible, to issue the shares from the capital increase of the Merger and request the registration of the shares (i) in the Securities Register of the SVS; and (ii) on any stock exchanges where Enersis Américas shares are traded.

Registration of shares with the SVS, the Securities and Exchange Commission and with stock exchanges:

Upon execution of the Deed of Compliance with Merger Conditions, and as soon as possible, the Board of Directors of Enersis Américas will issue the shares from the capital increase of the Merger and request the registration of the shares (i) in the Securities Register of the SVS; (ii) with the Securities and Exchange Commission of the United States of America; and (iii) on any stock exchanges where Enersis Américas shares are traded.

Assignment and exchange:

The Board of Directors of Enersis Américas shall assign the new shares and update its shareholder ledger at midnight of the day prior to the date on which the Merger becomes effective, considering for this purpose the shareholders registered in the shareholder ledgers of Endesa Américas and Chilectra Américas on that date, and any duly executed conveyances, transfers, and transmissions of shares that may have been submitted to Endesa Américas and Chilectra Américas prior to the Merger and that may not yet have been finalized and recorded in the corresponding shareholder ledger.

The “Current Shares”, which will be rendered without effect once the Merger becomes effective, shall be excluded from this assignment.

Notwithstanding that the allocation of the new shares will occur as described above, the actual merger exchange ratio of the new share certificates of Enersis Américas for the share certificates issued by Endesa Américas and Chilectra Américas will be carried out after registration of the new shares of Enersis Américas in the Securities Registry of the SVS and in any stock markets in which the Enersis Américas shares are traded.

The actual exchange will take place as of the date agreed by the Board of Directors of the surviving company, and it will be reported to the shareholders by publication of a prominent notice at least once in the newspaper in which the notices for shareholders’ meetings of the surviving company are to be published. After the date of the actual exchange, the share certificates of Endesa Américas and Chilectra Américas issued up to that date will be null and void, and their shareholders shall deliver the share certificates to Enersis Américas, which will destroy them. On that same date, stock of Endesa Américas and Chilectra Américas will also cease to be traded on the respective stock markets.

Merger dissenters’ withdrawal rights:

If the Merger is approved, any dissenting shareholders will have the merger dissenters’ withdrawal rights, which they may exercise within 30 days from the date of the respective Merger meeting. Dissenting shareholders will be considered to be those who, at the Merger meeting, oppose the resolution adopted therein, or those who do not attend the Merger meeting but who express their dissent in writing to the respective company, as appropriate, within the aforementioned 30-day period.

The price per share payable to shareholders who, in accordance with the law, are dissenting with respect to the Merger will be calculated as provided in the Companies Act, its Regulations, and the rules to such effect issued by the SVS, considering whether or not the shares of the respective company involved in the Merger have stock market presence:

(a) If the shares of the respective company have stock market presence, the price payable will be the weighted average of the stock transactions of the share during the 60 trading days falling between the thirtieth and the ninetieth trading day before the date of the extraordinary shareholders’ meeting of the respective company at which the Merger was approved.

(b) If the stock of the respective company does not have stock market presence, the book value will be paid, which will be calculated by dividing the equity of the respective company by the total number of subscribed and paid shares of that company, using the figures in the last balance sheet filed with the SVS, adjusted to the date of the extraordinary shareholders’ meeting of the respective company at which the Merger was approved, in accordance with the variation in index-linked units (UFs) between the closing date of the balance sheet used and the date of the aforesaid meeting, pursuant to Article 132, item 4, and Article 130 of the Chilean Companies Regulations.

Procurement of control:	The corporations involved in the proposed Merger are now under common control, and therefore there would be no change in control for the corporations absorbed as a result of the Merger.
Matters to be submitted to the consideration of the shareholders:

At the extraordinary shareholders’ meetings of Enersis Américas, Endesa Américas and Chilectra Américas, as appropriate, resolutions must first be adopted on the RPTs and then on the Merger proposal. Specific matters to be submitted for consideration of the shareholders of each of the corporations involved in the Merger, in each case are as follows:

I. Related party transaction (RPT). Shareholders must first approve, pursuant to the terms of Title XVI of the Companies Act, the related party transaction aspect of the Merger proposal, taking into account the background documentation made available to them in accordance with the Companies Act.

II. Merger. After Item I above is approved, in accordance with the terms of Title IX of the Companies Act and paragraph 3 of Title IX of the Chilean Companies Regulations, shareholders must approve the Merger proposal and the terms and conditions of the Merger and the background, which will be as follows:

a.      The background information that serves as foundation for the Merger, according to the applicable legislation, consists of: (i) this document, containing the terms and conditions of the proposed Merger, drawn up in accordance with article 155(a) of the Chilean Companies Regulations, and which also contains the objectives and expected benefits of the Merger; (ii) the financial statements of Enersis Américas, Endesa Américas, and Chilectra Américas as of June 30, 2016, duly audited by the corresponding external audit firms; (iii) the expert reports prepared by Messrs. Pablo D´Agliano, Colin Becker, and Emilio Venegas Valenzuela, all of them issued on August 5, 2016, and commissioned by the boards of directors of Enersis Américas, Endesa Américas, and Chilectra Américas, respectively.

b.      The Merger will be subject to fulfillment of the Conditions Precedent.

c.      Within ten days following the satisfaction of the Conditions Precedent, the agents appointed by the Boards of Directors of Enersis Américas, Endesa Américas and Chilectra Américas will execute the “Deed of Compliance with Merger Conditions.”

The Merger shall take effect as of the first day of the calendar month following the month in which the aforementioned Deed of Compliance with Merger Conditions is granted. The foregoing is without prejudice to timely compliance with the registration in the relevant Commercial Registry and publication in the Official Gazette of the corresponding extracts, either prior to or after granting the Deed of Compliance with Merger Conditions. Once the Merger has entered into effect, it will be timely informed to the SVS and to the market as an essential fact.

d.      The Enersis Américas capital shall increase by the amount of Ch$ 1,046,470,167,544, through the issuance of 9,232,202,625 new registered shares, of the same series and without par value, which will be subscribed and paid through the incorporation of the equity corresponding to the shareholders of the companies that are being absorbed, excluding for the purposes of this subscription and payment the shareholding capital which Enersis Américas currently owns both in Endesa Américas and Chilectra Américas by owning Current Shares, which will become ineffective as a result of the Merger.

e.      A merger exchange ratio of 2.8 shares of Enersis Américas for each share of Endesa Américas and 4 shares of Enersis Américas for each share of Chilectra Américas will be proposed without considering fractions of shares (e.g. shareholders will receive a whole number of shares resulting from the application of the applicable merger exchange ratios, compensating each shareholder with an amount of cash corresponding to the fraction of shares, but may not lose their rights as shareholders due to the share exchange). The shares of Enersis Américas which are not assigned as a result of the above may be offered to third parties as if they were owned by the company in accordance with the Chilean Companies Regulations.

f.       The name of the Company shall be changed to Enel Américas S.A, and it will be clarified that is a publicly traded company.

g.      The corporate purpose of Enersis Américas shall be changed in order to permit related companies and affiliates of Enersis Américas to be potential recipients of its services, and a formal amendment of the text shall be drafted to that effect.

h.      The following articles of the bylaws of Enersis Américas will be amended, with the sole purpose of increasing the capital stock, changing its corporate purpose and changing its name as indicated in items d, f and. g. above:

i.       Amendment of Article One, stating the new name of the Company, i.e., Enel Américas S.A., clarifying that it is a publicly traded company;

ii.      Amendment of Permanent Article Four, in order to insert in the first paragraph a comma (,) between the terms “extranjero” and “la exploración” and to replace under the letter d) the terms “empresas filiales” with “empresas relacionadas, filiales y coligadas”;

iii.    Amendment of Article Five, indicating the capital increase of Enersis Américas resulting from the Merger and the issuance of new registered shares of a single series and with no par value; and

iv.     Nullification of all transitory provisions in the bylaws due to expiration of their applicable period and addition of a new Transitory Article One concerning the status of subscription and payment of capital stock after the Merger.

i.       The amendments to the bylaws set forth in h. above shall be adopted.

j.       For the purposes of the provisions of article 69 of the Tax Code, Enersis Américas, in its capacity as continuing company and legal successor of Endesa Américas and Chilectra Américas, shall be liable and shall be required to pay all the taxes owed or that may be owed by Endesa Américas and Chilectra Américas, according to the final balance sheets that Endesa Américas and Chilectra Américas must prepare by virtue of the aforementioned legal provision.

k.      The Board of Directors of Enersis Américas shall assign the new shares and update its shareholder ledger at midnight of the day prior to the date on which the Merger becomes effective, considering for this purpose the shareholders registered in the shareholder ledgers of Endesa Américas and Chilectra Américas on that date, and any duly executed conveyances, transfers, and transmissions of shares that may have been submitted to Endesa Américas and Chilectra Américas prior to the Merger and that may not yet have been finalized and recorded in the corresponding shareholder ledger.

The current shares, which will be rendered without effect once the Merger becomes effective, shall be excluded from this assignment.

l.       Agree on any other matters that the shareholders may deem appropriate with respect to the proposed Merger, and fully authorize the board of directors of Enersis Américas to grant all the powers of attorney that it may deem necessary, especially those necessary to legalize, effectuate, and carry out the Merger agreements and any other agreements adopted.

IV. Information on other related party transactions. Report to shareholders about any agreements on other related party transactions within the meaning of Title XVI of the LSA, other than the Merger, held during the period since the last shareholders’ meeting of Endesa Américas, indicating the directors that approved them.